

**UNITED STATES**

## SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

August 21, 2012

<u>Via E-mail</u>
Thomas Hagan
President
Caribbean Pacific Marketing, Inc.
2295 Corporate Blvd. NW, Suite 131
Boca Raton, FL 33431

>        **Re:    Caribbean Pacific Marketing, Inc.**
>               **Amendment No. 6 to Registration Statement on Form S-1**
>               **Filed August 7, 2012**
>               **File No. 333-180008**

Dear Mr. Hagan:

        We have reviewed your amended registration statement together with your correspondence and we have the following additional comment.  Please respond to this letter by further amending your registration statement as requested.  If you do not believe this comment applies to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

        After reviewing any further amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Experts, page 28</u>

1. Please revise this disclosure to correctly reference the audited financial statements in this filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding the comment above. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc:    Randall Lanham, Esq.
       Lanham & Lanham, LLC
       28562 Oso Parkway, Unit D
       Rancho Santa Margarita, CA 92688